

December 21, 2011

Via E-mail
Winnie W. L. Fung
Secretary, Chief Financial Officer and Director
Gysan Holdings, Inc.
Unit 7, 833 – 1st Avenue N.W.
Calgary, AB, Canada T2N 0A4

>    **Re:    Gysan Holdings, Inc.**
>    **Registration Statement on Form S-1**
>    **Filed November 28, 2011**
>    **File No. 333-178199**

Dear Ms. Fung:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide updated financial statements and related disclosures as required by Rule 8-08(b) of Regulation S-X.

General

2. Given the size of the resale offering relative to the number of outstanding shares held by non-affiliates, we believe that this transaction may be a primary offering. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are ineligible to conduct a primary offering on a delayed, episodic or at the market basis. If you disagree with our analysis, tell us why you believe that you can rely on Rule 415(a)(1)(i) for this transaction. In your analysis, address these factors:

   • The number and nature of the selling stockholders and the percentage of the overall offering made by each stockholder.

- The date on which and the circumstances under which each selling stockholder received its securities.

- The relationship of each selling stockholder to you, including an analysis of whether the selling stockholder is an affiliate.

- Any relationships among the selling stockholders.

- Whether any of the selling stockholders is in the business of buying and selling securities.

For guidance, refer to Question 612.09 in the Securities Act Rules section of our "Compliance and Disclosure Interpretations" on the Commission's website.

3. The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with limited assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan, no apparent operations, no products, and no definitive agreements to acquire or distribute your products. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

4. Please tell us of any other registration statements of companies for which your officers, directors, and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officers and directors and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

5. Please note that we may have comments on the legal opinion once it is filed. Please understand that we will need adequate time to review this material before effectiveness.

Prospectus Summary, page 4

6. We note the description of the operations of Gysan Enterprises Ltd. Please clearly disclose when you began your operations of floor coverings sales. If you have not started these operations, please so state. Please also describe the operations of Gysan Holdings, Inc., and if none, please so state. Please also disclose this information in your Description of Business section. It is unclear from what activities your revenues were generated.

Risk Factors, page 5

7. Please add a risk factor about management's lack of prior experience in your proposed business.

Any Change to Government Regulation/Administrative Practices…, page 9

8. Because this risk factor is generic, please revise to demonstrate its applicability to you or delete.

Our Officers and Directors Have Other Time Commitments That Will Prevent Them From Devoting Full-Time To Our Operations, Which May Affect Our Operations, page 9

9. We note disclosure that your officers and directors do not allocate their time to the company on a full-time basis.  Please revise to specify the percentage of their time that they work for you.

Determination of Offering Price, page 12

10. We note the statement that selling shareholders will sell the shares offered at $.03 per share until your shares are quoted on the OTC Bulletin Board or the Pink Sheets and thereafter at prevailing market prices or privately negotiated prices.  Please note that you may not sell at the market based on trading on the Pink Sheets.  Please make a similar revision on page 4 in the Summary section.

Selling Shareholders, page 12

11. For a selling stockholder that is a legal entity, such as Morris McManus Professional Corporation and Gerry A. Peacock Professional Corporation, please disclose the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.  Please refer to Question 140.02 of the Regulation S-K of the Division of Corporation Finance's Compliance & Disclosure Interpretations, which are available on our website.

12. Please identify the transactions in which the selling stockholders received the securities being registered for resale.

Market for Common Equity and Related Stockholder Matters, page 18

13. Supplementally, please provide a basis your statement that you do not anticipate any Rule 144 eligibility for your shareholders until April 19, 2012.  See Rule 144(i) of the Securities Act of 1933.

Certain Relationships and Related Transactions, page 35

14. We note the disclosure in Note 4 relating your obligations to a shareholder. Please revise to include this information in this section or tell us why you are not required to do so.

15. Please identify your promoters and disclose any transactions with your promoters. See Item 404(d) of Regulation S-K.

Statements of Cash Flows, page 40

16. We note that your ending cash and cash equivalents balance as of July 31, 2011 does not agree to your consolidated balance sheets. Please revise as appropriate.

Statement of Stockholders' Equity, page 41

17. We note the transaction with Gysan Alberta was accounted for as a recapitalization. Therefore, it is unclear to us why your equity has not been restated. Typically the historical equity of the accounting acquirer is retroactively restated for the number of shares received in the transaction. The number of shares retained by the legal acquirer is shown as issued in the transaction. Please revise or advise.

Item 15. Recent Sales of Unregistered Securities, page 48

18. Please revise to include the names of the persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

19. Please disclose the aggregate amount of consideration received in the share exchange with GYSAN Enterprises, Ltd. See Item 701(c) of Regulation S-K.

20. We note your statement that each investor "was suitable for the purchase of the shares." Please elaborate on the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Item 16. Exhibit and Financial Statement Schedules, page 49

21. Please revise to include all of the exhibits required by Item 601 of Regulation S-K, including any plan of acquisition agreement regarding your acquisition of the interest of Gysan Enterprises Ltd. and subsidiaries of the registrant. Please refer to Item 601(b)(2) of Regulation S-K.

Signatures, page 51

22. Please revise to include the signature of the controller or principal accounting officer pursuant to Form S-1 instructions.

Winnie W. L. Fung
Gysan Holdings, Inc.
December 21, 2011
Page 5

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.  Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc:     Richard W. Jones, Esq.